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                                                                   EXHIBIT 99.1


Houlihan Lokey Howard & Zukin
1930 Century Park West
Los Angeles, CA  90067
310-553-8871

July 10, 1995



To The Board of Directors
YES Clothing Co.
1380 West Washington Boulevard
Los Angeles, CA  90007

Gentlemen:

We understand that YES Clothing Co. (the "Company" or "YES") has entered into an agreement with its largest shareholder, Georges Marciano ("Marciano"), whereby Marciano has agreed to:

     a) become Chief Executive Officer ("CEO") and Chairman of the Board ("CoB") of the Company;
     b)   provide additional capital for the Company; and
     c)   license to YES certain trademarks controlled by Marciano affiliates.

With respect to Marciano becoming Chief Executive Officer and Chairman of the Board, we understand that Marciano will receive:

     a)   $1 per year in salary; and

     b) options to acquire 500,000 shares of the Company's common stock per year at $1.25 per share, vesting monthly during continued employment for up to four additional years, (the "Executive Options").

With respect to Marciano providing additional capital to the Company, we understand that Marciano agreed to:

     a) contribute $3,300,000 in new capital in exchange for 2,640,000 shares of YES' common stock; and
     b) convert approximately $700,000 owed by the Company to Marciano into additional shares of YES' common stock valued at $1.25 per share.

With respect to Marciano licensing to YES certain trademarks controlled by Marciano affiliates, we understand that the Company has entered into five year trademark license agreement for Marciano's "GM Surf" and "Misfits" lines of clothing at royalties of 7 percent of gross sales, plus an additional 2 percent for advertising.

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To the Board of Directors
YES Clothing Co.
July 10, 1995                                                                -2-


Marciano becoming CEO and CoB of YES, Marciano providing additional capital to YES, the Company's granting of the Executive Options, and Marciano entering into licensing agreements with YES is collectively referred to herein as the "Restructuring". In connection with the Restructuring, we understand that the Company has granted Marciano a two year option to acquire an additional 2,000,000 shares of YES' common stock at $1.25 per share, (the "Additional Options").

Finally, we understand that the Company is publicly traded on the NASD National Market System (the "NASD NMS"), and has received a notice of potential delisting from the NASD NMS because its net worth has fallen below minimum listing standards. However, we understand that the capital infusion associated with the Restructuring may provide YES with sufficient capital to avoid such action by the NASD NMS. Moreover, we understand that Moss-Adams, the Company's outside auditors, has indicated that it would issue a qualified opinion for the Company's fiscal year ended March 31, 1995 without the completion of at least a portion of the Restructuring. The Restructuring and the Company's granting of the Additional Options are collectively referred to herein as the Transaction.

You have requested our opinion (the "Opinion") as to the matters set forth below. This Opinion does not address the Company's underlying business decision to effect the Transaction. We have not been requested to, and did not, solicit third party indications of interest in acquiring all or any part of the Company. Furthermore, at your request, we have not negotiated the Transaction or advised you with respect to alternatives to it. We understand that shareholder approval will be sought for the Executive Options and the Additional Options and that this Opinion will be used in connection with seeking such shareholder approval.

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

     a)   met with senior management and toured the Company's warehouse;

     b) toured Georges Marciano's Beverly Hills store, which sells YES merchandise;

     c) reviewed the Company's 10K and annual report for the five fiscal years ended March 31, 1994;

     d) reviewed a draft of the Company's 10K for the fiscal year ended March 31, 1995;

     e) reviewed the Company's internal projections for the year ended March 31, 1996;

     f) reviewed the Company's weekly cash flow projections for May 1995 through July 1995;

     g) reviewed Republic Factors', (the Company's factor), cash availability schedule for February 1995 through June 1995;

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To the Board of Directors
YES Clothing Co.
July 10, 1995                                                                -3-


     h)   reviewed copies of the following agreements:

               the Employment Agreement between YES and Marciano,

               the Executive Stock Option Agreement for 2,000,000 shares vesting monthly over a four year term, at $1.25 per share,

               the Warrant Agreement for 2,000,000 shares at $1.25 per share for a two year term, and the License Agreement between Marble Sportswear and YES for the license of the GM Surf and Misfits trademarks at 7 percent royalty plus 2 percent advertising;

     i) reviewed analyst reports, financial information, trading information, and market pricing for the Company, for companies we consider comparable to the Company, and for other participants in the apparel industry; and

     j)   conducted other studies that we deemed appropriate.

We have relied upon and assumed, without independent verification, that the financial forecasts and projections provided to us have been reasonably prepared and reflect the best currently available estimates of the future financial results and condition of the Company, and that there has been no material change in the assets, financial condition, business or prospects of the Company since the date of the most recent financial statements made available to us.

We have not independently verified the accuracy and completeness of the information supplied to us with respect to the Company and do not assume any responsibility with respect to it. We have not made any physical inspection or independent appraisal of any of the properties or assets of the Company. Our opinion is necessarily based on business, economic, market and other conditions as they exist and can be evaluated by us at the date of this letter.

Based upon the foregoing, and in reliance thereon, it is our opinion that:

     a) the fair market value of the Company's common stock prior to and without giving effect to the Transaction is not more than $1.25 per share; and
     b) the Transaction is fair to the Company and the Company's shareholders, other than Marciano and Marciano's affiliates, from a financial point of view.


HOULIHAN, LOKEY, HOWARD & ZUKIN, INC.
/s/ Houlihan Lokey Howard & Zukin, Inc.